UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras completes first exploratory well in the Equatorial Margin

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Rio de Janeiro, January 26, 2024 – Petróleo Brasileiro S.A. – Petrobras informs that it has completed drilling the Pitu Oeste exploratory well in the Potiguar Basin on the Equatorial Margin. The company has informed the ANP that it has identified the presence of hydrocarbons, but it is still inconclusive as to economic viability. The well is part of the BM-POT-17 concession and is located in deep waters 52 km off the coast of Rio Grande do Norte.

Petrobras will continue its exploratory research in the region and plans to drill a second well in the Potiguar Basin in February, at the Anhangá well, in the POT-M-762 concession, 79 km off the coast of the state of Rio Grande do Norte and close to the Pitu Oeste well.

Based on further studies, the company intends to obtain more geological information about the area in order to assess the potential of the reservoirs and direct the next exploratory activities in the area.

The drilling of the exploratory well in Pitu Oeste was completed in complete safety, in accordance with the strictest deep-water operating protocols, which reaffirms that Petrobras is prepared to carry out activities in the Equatorial Margin with complete responsibility.

The company reinforces its values of respect for life, people and the environment and will continue to carry out all operations in strict compliance with operational safety standards and good social relations practices, always seeking to commit itself to acting safely and with total respect and care for the environment and the region's population.

Facts deemed relevant will be disclosed to the market in due time.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer